UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Trecora Resources

(Name of Subject Company)

Trecora Resources

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Michael W. Silberman

1650 Hwy 6 South, Suite 190

Sugar Land, TX 77478

(281) 980-5522

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin R. Wills

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2022, by and among Trecora Resources, a Delaware corporation (the “Company”), Balmoral Swan Parent, Inc., a Delaware corporation (“Parent”), which is controlled by funds managed by affiliates of Balmoral Funds, LLC, and Balmoral Swan MergerSub, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”):

Exhibit 99.1	Email to Company employees

Additional Information and Where to Find It

On May 11, 2022, the Company entered into the Merger Agreement with Parent, which is controlled by funds managed by affiliates of Merger Sub, pursuant to which Merger Sub will conduct a cash tender offer (the “Offer”) to acquire any and all of the issued and outstanding shares of the common stock, par value $0.10 per share (the “Shares”), of the Company, at a price per share of $9.81, in cash, net to the holder thereof, without interest and subject to applicable withholding. The Offer described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Shares of the Company. The solicitation and offer to buy Shares of the Company will only be made pursuant to the tender offer materials that Parent intends to file with the SEC. At the time the Offer is commenced, Parent will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR THE COMPANY WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s shareholders free of charge. Investors and shareholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (212) 836-9626, e-mail at jhellman@equityny.com, or on the Company’s website at ir.trecora.com/.

Forward-Looking Statements

Some of the statements and information contained in this document may constitute forward-looking statements. Statements regarding the Company’s financial position, business strategy and plans and objectives of the Company’s management for future operations and other statements that are not historical facts, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as “outlook,” “may,” “will,” “can,” “shall,” “should,” “could,” “expects,” “plans,” “anticipates,” “contemplates,” “proposes,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” “intend,” or the negative of such terms and other comparable terminology, or by discussions of strategy, plans or intentions.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other important factors that could cause the actual results, performance or the Company’s achievements, or industry results, to differ materially from historical results, any future results, or performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, but are not limited to not completing, or not completely realizing the anticipated benefits from, the sale of the business, receipt and timing of necessary regulatory approvals, the impacts of the COVID-19 pandemic on the Company’s business, financial results and financial condition and that of the Company’s customers, suppliers, and other counterparties; general economic and financial conditions domestically and internationally, including the impact of rising inflation and supply chain issues; the ongoing impact of geopolitical conflict; the impact of actions by activist shareholders; insufficient cash flows from operating activities; the Company’s ability to attract and retain key employees; feedstock and product prices; feedstock availability and the Company’s ability to access third party transportation; competition; industry cycles; natural disasters or other severe weather events, health epidemics and pandemics (including the COVID-19 pandemic) and terrorist attacks; our ability to consummate, and the costs associated with, extraordinary transactions, including acquisitions, dispositions and other business combinations, and realize the financial and strategic goals of such transactions; technological developments and the Company’s ability to maintain, expand and upgrade our facilities; regulatory changes; environmental matters; lawsuits; outstanding debt and other financial and legal obligations; difficulties in obtaining additional financing on favorable conditions, or at all; local business risks in foreign countries, including civil unrest and military or political conflict, local regulatory and legal environments and foreign currency fluctuations; and other risks detailed in our latest Annual Report on Form 10-K, including, but not limited to, “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” therein and in the Company’s other filings with the SEC. Many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 pandemic and other natural disasters such as severe weather events.

There may be other factors of which the Company is currently unaware or may deem immaterial that may cause the Company’s actual results to differ materially from the forward-looking statements. In addition, to the extent any inconsistency or conflict exists between the information included in this report and the information included in the Company’s prior releases, reports and other filings with the SEC, the information contained in this document updates and supersedes such information.

Forward-looking statements are based on current plans, estimates, assumptions, and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events.

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